UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-29440

CUSIP Number: 45170X205

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CSR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Identiv, Inc.

Full name of registrant

Former name if applicable

39300 Civic Center Drive, Suite 140

Address of principal executive office (Street and number)

Fremont, California 94538

City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Identiv, Inc. (the “Company”) is filing this Form 12b-25 with respect to its quarterly report on Form 10-Q for the period ended March 31, 2015 (the “Quarterly Report”). As reported on Form 12b-25 filed on May 1, 2015, the Company needs additional time to complete the information called for by Item III of its Annual Report on Form 10-K, including the executive compensation information (the “Part III Information”) which the Company was not able to complete by the prescribed due date for the inclusion of the Part III information in such report without unreasonable effort or expense due to the circumstances described below.

The Company has been served with a complaint (the “Complaint”) from a former employee alleging, among other things, certain expense reimbursement issues with respect to certain executive officers and certain other employees of the Company. The Board of Directors of the Company has formed a special committee (the “Committee”) to investigate the allegations contained in the Complaint and related matters with the assistance of independent counsel. The investigation is ongoing and the Company does not plan to file an amendment to its Annual Report on Form 10-K to include the required Part III information or file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 until it has additional information from such investigation. On May 15, 2015, the Company did file a Report on Form 8-K furnishing certain of the financial information that typically would be included in a Quarterly Report on Form 10-Q.

The Company is currently unable to predict when it will be in a position to file its Annual Report on Form 10-K/A to include the Part III Information or to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Brian Nelson	(949)	250-8888
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

As noted above, the Company has not yet filed an amendment to its Annual Report on Form 10-K/A to include the required Part III Information.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 13, 2015 the Company filed a report on Form 8-K with respect to its financial results for the quarter ended March 31, 2015 and on May 15, 2015 filed an additional report on Form 8-K furnishing certain of the financial information that typically would be included in a Quarterly Report on Form 10-Q for such period, which filings include results for such period and discussion of the variances from the corresponding period of the last fiscal year.

This Form 12b-25 contains forward-looking statements, including the statements regarding the timing of filing the Company’s Annual Report on Form 10-K/A, the timing of filing the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015; and the timing required for the Committee to complete its investigation. The forward-looking statements in this document involve risks and uncertainties that could cause the Company’s actual results to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, factors discussed in our public company reports, including our Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent reports filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information available to us on the date hereof, and we assume no obligation to update such statements.

Identiv, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 18, 2015	By:	/S/ BRIAN NELSON
Brian Nelson
Chief Financial Officer